Resolution Relating to Woori Bank’s Dividend Payment

On March 3, 2011, the Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution recommending a cash dividend of KRW 476 per common share (which has been revised from the amount recommended by the Board of Directors of Woori Bank in its resolution on February 9, 2011 due to certain changes made to Woori Bank’s financial statements to reflect subsequent events retroactive to FY2010).

The record date remains December 31, 2010.

Key Details

(Unit: in KRW)

Items	FY 2010
Dividend per common share	476

Dividend per preferred share	800

Total dividend amount	387,724,795,545

• The dividend is expected be paid within one month from the date of approval at the annual general meeting of shareholders of Woori Bank, which is scheduled to be held on March 24, 2011.
- The above details are subject to change pending approval at the annual general meeting of shareholders of Woori Bank.